Exhibit 99.1
Shinhan Financial Group 2012 1H Earnings Results

Shinhan Financial Group will release its 2012 1H earnings results on July 31, 2012 (3:30 pm, Seoul local time). The earnings presentation materials will be posted on our website, http://www.shinhangroup.com.